Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notice as ALEXCO RESOURCE CORP. (the “Corporation” or “Alexco”) has chosen to use the notice-and-access model for delivery of meeting materials to its shareholders in respect of its annual general meeting of shareholders to be held on Thursday, June 6, 2019 (the “Meeting”). Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of receiving a paper copy of the notice of meeting and information circular (the “Information Circular”) for the Meeting (the “Meeting Materials”), shareholders are receiving this notice with information on how to access such Meeting Materials electronically.

MEETING DATE AND LOCATION

WHEN:           Thursday, June 6, 2019 at 1:30 p.m. (Pacific Time)

WHERE:        Suite 2900, 550 Burrard Street, Vancouver, BC

MATTERS TO BE CONSIDERED AND/OR VOTED UPON AT THE MEETING

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2018;
2.	To fix the number of directors at seven;
3.	To elect directors for the ensuing year;
4.	To appoint the auditors for the ensuing year;
5.	To approve an ordinary resolution, the full text of which is set forth in the accompanying Information Circular, approving and ratifying the adoption of a new stock option plan (the “New Option Plan”) to replace the existing equity incentive plan of the Corporation (see “Particulars of Matters to be Voted Upon - Adoption of New Equity Incentive Plans - Summary of New Option Plan and New Option Plan Resolution” in the Information Circular);
6.	To approve an ordinary resolution, the full text of which is set forth in the accompanying Information Circular, approving and ratifying the adoption of a new restricted stock unit incentive plan (the “New RSU Plan”)(see “Particulars of Matters to be Voted Upon - Adoption of New Equity Incentive Plans - Summary of New RSU Plan and New RSU Plan Resolution” in the Information Circular); and
7.	To approve an ordinary resolution, the full text of which is set forth in the accompanying Information Circular, approving and ratifying the adoption of a new deferred share unit plan (the “New DSU Plan”)(see “Particulars of Matters to be Voted Upon - Adoption of New Equity Incentive Plans - Summary of New DSU Plan and New DSU Plan Resolution” in the Information Circular).

Alexco will not use procedures known as “stratification” in relation to its use of notice-and-access in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com on the Corporation’s website at www.alexcoresource.com/investors/annual-general-meeting/.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR by:

➢	Calling 1-855-777-8811; or
➢	Sending an email to info@alexcoresource.com

If you request a paper copy before the Meeting, the Meeting Materials will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular before the voting deadline for the Meeting your request must be received no later than Monday, May 27, 2019. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

Requests may also be made up to one year from the date the Information Circular was filed on SEDAR. To obtain a paper copy after the Meeting date, please contact the Chief Financial Officer of the Corporation at (604) 633-4888 and it will be sent to you within 10 calendar days of receiving your request.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

VOTING

There are several ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing instructions on how to vote your shares. If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form.

	Beneficial Shareholder Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope

Please submit your vote well in advance of the proxy deposit deadline of

1:30 p.m. (Vancouver Time) on Tuesday, June 4, 2019.

BOARD RECOMMENDATION

The Board of Directors of Alexco unanimously recommends that Shareholders VOTE FOR all of the proposed resolutions.

If you have questions or require assistance with voting, please contact Alexco's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com